Exhibit 99.1

Annex A

Naria Inc.

The business address of each of the directors and officers of Naria Inc. is Perenco, 5 Caves Village, West Bay Street, Nassau, Bahamas.

Name	Present Principal Occupation	Citizenship
Emmanuel Marie Patrick Colombel	Director	France
Anthony Stephan Kikivarakis	Director	Bahamas
Wendy Warren	Director	Bahamas

Perenco International Limited

The business address of each of the directors and officers of Perenco International Limited is Perenco, 5 Caves Village, West Bay Street, Nassau, Bahamas.

Name	Present Principal Occupation	Citizenship
Sheldon Cartwright	Director	Bahamas
Denis Andre Clerc Renaud	Director	France
Benoit Philippe Marie De La Fouchardiere	Director	France
Roland Fox	Director	United Kingdom
Bertrand Nganou	Director	Cameroon
Ka-Yee Perrodo	Director	France
Francois Hubert Marie Perrodo	Director	France
Wendy Warren	Director	Bahamas